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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section

MAR 01 2012

Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/11__ AND ENDING __12/31/11__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jennings Capital (USA) Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 2700, 308-4th ave SW
(No. and Street)

Calgary   Alberta, Canada   T2P 0H7
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLP
(Name – if individual, state last, first, middle name)

Suite 3100, 111-5th ave SW, Calgary, AB, Canada T2P5L3
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Nancy Peck_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Jennings Capital (USA) Inc._ , as of _December 31_ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SYLVIE JULIETTE WELSH
Student-at-Law

Sylvie Welsh

Ned
Signature

CFO, Director
Title

_____
Notary Public

SYLVIE JULIETTE WELSH
A Commissioner for Oaths/Notary Public
In and for the Province of Alberta

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jennings Capital (USA) Inc.

Financial Statements
December 31, 2011 and 2010



pwc

February 27, 2012

Report of Independent Auditors

To the Board of Directors and Shareholders of
Jennings Capital (USA) Inc.:

In our opinion, the accompanying statements of financial condition and the related statements
of operations, comprehensive income and retained earnings, cash flows and changes in
shareholder's equity present fairly, in all material respects, the financial position of Jennings
Capital (USA) Inc. at December 31, 2011 and December 31, 2010, and the results of its operations
and its cash flows for the years then ended in conformity with accounting principles generally
accepted in the United States of America. These financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on these financial
statements based on our audits. We conducted our audits of these statements in accordance
with auditing standards generally accepted in the United States of America. Those standards
require that we plan and perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement. An audit includes examining, on a test
basis, evidence supporting the amounts and disclosures in the financial statements, assessing the
accounting principles used and significant estimates made by management, and evaluating the
overall financial statement presentation. We believe that our audits provide a reasonable basis
for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements
taken as a whole. The statement of changes in liabilities subordinated to claims of general
creditors, schedule 1 and schedule 2 are presented for purposes of additional analysis and are not
a required part of the basic financial statements, but are supplementary information required by
Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to
the auditing procedures applied in the audit of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to the basic financial statements taken
as a whole.

PricewaterhouseCoopers LLP

Chartered Accountant

PricewaterhouseCoopers LLP, Chartered Accountants
Suite 3100, 111 – 5th Avenue SW, Calgary, Alberta, Canada, T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

Jennings Capital (USA) Inc.
Statements of Financial Condition
As at December 31, 2011 and 2010

(expressed in U.S. dollars)

	2011 $	2010 $
Assets		
Current Assets		
Cash	2,793,941	1,635,999
Due from parent	5,995	13,314
Due from client	-	197,050
Prepaid expenses	21,684	21,671
	2,821,620	1,868,034
Intangible assets (note 3)	-	18,130
	2,821,620	1,886,164
Liabilities		
Current Liabilities		
Accounts payable	16,803	17,541
Due to client	-	197,050
Income taxes payable	66,402	42,272
	83,205	256,863
Shareholder's Equity		
Capital Stock (note 4)	2,150,100	1,150,100
Retained Earnings	588,315	479,201
	2,738,415	1,629,301
	2,821,620	1,886,164

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

_____ **Director**   _____ **Director**

Jennings Capital (USA) Inc.
Statements of Operations, Comprehensive Income and Retained Earnings
For the years ended December 31, 2011 and 2010

(expressed in U.S. dollars)

	2011 $	2010 $
Revenue		
Underwriting	103,950	67,869
Commissions	956,986	937,739
Other	3,077	544
	1,064,013	1,006,152
Expenses		
General and administrative (note 6)	829,995	797,415
Amortization of intangible assets	18,130	29,461
	848,125	826,876
Income before taxes	215,888	179,276
Income tax expense		
Current	106,774	40,147
Net earnings and comprehensive income	109,114	139,129
Retained Earnings - Beginning of year	479,201	340,072
Retained Earnings - End of year	588,315	479,201

The accompanying notes are an integral part of these financial statements.

Jennings Capital (USA) Inc.
Statements of Cash Flows
For the years ended December 31, 2011 and 2010

(expressed in U.S. dollars)

	2011 $	2010 $
Cash provided by (used in)		
Operating activities		
Net earnings for the year	109,114	139,129
Items not affecting cash		
Amortization of intangible assets	18,130	29,461
Change in non-cash working capital		
Due from parent	7,319	(2,440)
Due from client	197,050	(197,050)
Prepaid expenses	(13)	(6,249)
Accounts Payable	(738)	(2,111)
Due to client	(197,050)	197,050
Income taxes payable	24,130	29,545
	157,942	187,335
Financing activities		
Issuance of common shares	1,000,000	500,000
Change in cash during the year	1,157,942	687,335
Cash - Beginning of year	1,635,999	948,664
Cash - End of year	2,793,941	1,635,999

During the year, net cash taxes of $79,132 were paid (2010 - $10,601) and net cash interest of $5,661 was paid (2010 - $2,929).

The accompanying notes are an integral part of these financial statements.

Jennings Capital (USA) Inc.

Statement of Changes in Shareholder's Equity
For the years ended December 31, 2011 and 2010

(expressed in U.S. dollars)

	2011 $	2010 $
Net earnings for the year	109,114	139,129
Issuance of common shares	1,000,000	500,000
Shareholder's equity - Beginning of year	1,629,301	990,172
Shareholder's equity - End of year	2,738,415	1,629,301

The accompanying notes are an integral part of these financial statements.

Jennings Capital (USA) Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the years ended December 31, 2011 and 2010

(expressed in U.S. dollars)

	2011 $	2010 $
Subordinated loans - Beginning of year	-	-
Increases (decreased) during the year		
Subordinated loans	-	-
Subordinated loans - End of year	-	-

The accompanying notes are an integral part of these financial statements.

Jennings Capital (USA) Inc.
Notes to Financial Statements
December 31, 2011 and 2010

1 Basis of Presentation

The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America under the provisions of rule 17a-5 of the Securities and Exchange Act of 1934. These statements are intended solely for the use of regulators as described in rule 17a-5 of the United States Securities and Exchange Commission ("SEC").

Jennings Capital (USA) Inc. ("JCIUSA") operates as an investment dealer. JCIUSA is a member of the Financial Industry Regulatory Authority ("FINRA"). JCIUSA is subject to regulation by FINRA. Under FINRA regulations, JCIUSA is required to maintain a minimum net capital. JCIUSA currently meets the capital requirements of FINRA.

2 Significant accounting policies

a) Securities

Securities transactions and related revenues are recorded on a trade date basis.

b) Revenue recognition

Underwriting revenue relates to revenue earned on the sale of debt and equity securities and is recorded on closing of the transaction. Commission revenue is recorded on a trade date basis.

c) Income taxes

JCIUSA follows the asset and liability method of accounting for income tax. Under this method future income taxes are recognized using applicable enacted income tax rates attributable to differences between the financial statement carrying values and their respective income tax bases. The effect of a change in tax rates on future income tax liabilities and assets is included in income in the period of change. Future income tax assets are calculated and if realization is not considered "more likely than not", a valuation allowance is provided.

d) Intangible assets

The intangible assets are being amortized on a straight line basis over five years commencing in the month the intangible assets were acquired. JCIUSA assess the value of its intangible assets for impairment and adjusts to the lower of cost or market value as required when circumstances suggest that such an analysis is warranted.

e) Foreign exchange

The functional currency of JCIUSA (a wholly owned subsidiary of Jennings Capital Inc. ("JCI")) is the United States dollar. Transactions denominated in a currency other than the functional currency are translated at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the exchange rate in effect as at the reporting period and the related gains and losses are included in the results of operations for the period.

Jennings Capital (USA) Inc.
Notes to Financial Statements
December 31, 2011 and 2010

f)   Management estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year.

g)   Financial instruments

JCIUSA classifies financial instruments as one of the following categories: held for trading, available for sale, held to maturity, loans and receivables, and other financial liabilities.

The financial assets and liabilities classified as held for trading are measured at fair value with unrealized gains and losses recognized in earnings.

The financial assets and liabilities classified as loans and receivables, and other financial liabilities are measured at amortized cost. JCIUSA classifies cash, due from parent, and due from client as loans and receivables. Accounts payable and due to client are classified as other financial liabilities. The carrying value of the financial instruments classified as loans and receivables and other financial liabilities approximates their fair value due to their short term nature.

The financial assets classified as held to maturity are measured at amortized cost. JCIUSA does not currently classify any assets as held to maturity.

3   Intangible assets

The intangible assets relate to costs incurred to acquire the licences required to operate in the United States of America. The intangible assets are being amortized on a straight line basis over five years, which is the expected period of benefit for these expenditures.

			2011	2010
	Cost $	Accumulated amortization $	Net $	Net $
Costs for regulatory licenses	147,513	147,513	-	18,130

Jennings Capital (USA) Inc.
Notes to Financial Statements
December 31, 2011 and 2010

4 Capital stock

The following capital stock has been authorized:

Unlimited Class C common shares. These shares have voting rights and are eligible for dividends as determined by the Board of Directors.

	2011		2010	
	Number of shares	Amount $	Number of shares	Amount $
Class C common shares				
Outstanding - Beginning of year	104	1,150,100	103	650,100
Issued during the year for cash	2	1,000,000	1	500,000
Outstanding - End of year	106	2,150,100	104	1,150,100

5 Financial instruments

In the normal course of business, JCIUSA is exposed to credit risk, liquidity risk and market risk (includes fair value risk, interest rate risk and foreign exchange risk).

Credit risk

Credit risk is the risk associated with a counterparty's inability to fulfil its payment obligations. Credit risk arises from cash, due from parent, and due from client. The maximum credit risk exposure to JCIUSA is the carrying amount of these financial instruments as presented in the financial statements as at December 31, 2011.

The primary source of credit risk to JCIUSA is with regards to its cash. Cash is held only at Canadian financial institutions to mitigate this risk.

JCIUSA is also exposed to risk that counterparties due from parent and due from client balances will not fulfil their obligations. Counterparties include Jennings Capital Inc. (parent company) and clients. To minimize its exposure, JCIUSA management monitors the collectability of receivables on a monthly basis and determines if an estimate for allowance for doubtful accounts is necessary. As of December 31, 2011, the allowance for doubtful accounts was $nil (2010 – $nil).

As of December 31, 2011, JCI's only counterparty concentration was from parent. Management does not anticipate any loss from non-performance.

Liquidity risk

Liquidity risk is the risk that JCIUSA cannot meet a demand for cash or fund its obligations as they become due. JCIUSA's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring that adequate funds exist to support business strategies and operational growth. JCIUSA's business requires capital for operating and regulatory purposes. The current assets reflected on the balance sheet are highly liquid with the majority being held as cash.

3

Jennings Capital (USA) Inc.
Notes to Financial Statements
December 31, 2011 and 2010

The following table presents the contractual terms to maturity of the financial liabilities owed by JCISA as at December, 31, 2011:

Financial Liability	Carrying amount	Contracted term to maturity
Accounts payable	$16,803	Due within one year

Market Risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. JCIUSA separates market risk into three categories: fair value risk, interest rate risk and foreign exchange risk.

Fair value risk

JCIUSA's financial assets and liabilities include cash, due from parent, due from client, accounts payable and due to client. The fair value approximates the carrying value of these items due to their current nature.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by JCISA. JCIUSA incurs interest rate risk on its cash. JCIUSA minimizes and monitors its exposure to interest rate risk through quantitative analysis of cash interest rates being received.

Due to the short term nature of cash there is no significant interest rate risk arising from fluctuations in interest rates. A 1% change in the prevailing interest rates on cash deposits would not significantly impact JCIUSA's financial statements.

Foreign exchange risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in losses. JCIUSA's primary foreign exchange risk results from Canadian cash being held. Any fluctuations in the Canadian dollar against the United States dollar will result in exchange gains or losses being included in the determination of earnings for the year.

JCI holds minimal financial instruments in foreign currencies. Thus, any fluctuations in foreign exchange rates will have an immaterial impact on earnings.

6 Related party transactions

At December 31, 2011, JCI owned 100% (2010 – 100%) of the outstanding common shares of JCIUSA. Under an agreement dated September 1, 2011 which amends an agreement dated April 24, 2006, JCI provides securities trading, clearing and settlement and other administrative services to JCIUSA and charges a management fee for these on a monthly basis. For these services, JCIUSA was charged a total of $757,353 (2010 - $722,266). These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties. The intercompany receivable of $5,995 (2010 - $13,314) represents the net balance of the above services and commission revenue collected by JCI on behalf of JCIUSA.

7 Economic Dependence

JCIUSA is economically dependant on JCI for all corporate infrastructure, administration and revenue generating activities.

8 Net capital

At December 31, 2011, JCIUSA had net capital of $2,710,736, pursuant to SEC Rule 15c3-1. Its minimum capital requirement was $250,000, leaving excess net capital of $2,460,736 (see Schedule 1). During 2011 and as at December 31, 2011, JCIUSA met the capital requirements of the SEC.

Jennings Capital (USA) Inc.
Notes to Financial Statements
December 31, 2011 and 2010

(expressed in U.S. dollars)

Schedule 1 – Computation of Net Capital Pursuant to SEC Rule 15c3-1

	2011 $	2010 $
Shareholder's Equity	2,738,415	1,629,301
Subordinated loans	-	-
	2,738,415	1,629,301
Less:		
Due from parent	5,995	13,314
Prepaid expenses	21,684	21,671
Intangible assets	-	18,130
Haircut on foreign currency positions	-	47
	27,679	53,162
Net capital pursuant to Rule 15c3-1	2,710,736	1,576,139
Minimum net capital	(250,000)	(250,000)
Excess net capital	2,460,736	1,326,139

The above calculation does not differ from the computation of net capital calculated under SEC Rule 15c3-1 as of December 31, 2011 filed by JCIUSA on Form X-17A-5 Part II.

Schedule 2 – Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3

JCIUSA operates pursuant to the (k)(2)(ii) exemption to the Reserve and Possession of Control Requirements of SEC Rule 15c3-3.



pwc

February 27, 2012

Report of Independent Accountants

To the Board of Directors
Jennings Capital (USA) Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Jennings Capital (USA) Inc. (the "Company') for the year ended December 31, 2011, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments of Form SIPC-7 with the respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount of the audited Form X-17A-5 for the year ended December 31, 2011 as applicable with the amounts reported on Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, there were no adjustments; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, noting no adjustments in procedure 3.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PricewaterhouseCoopers LLP, Chartered Accountants
Suite 3100, 111 – 5ᵗʰ Avenue SW, Calgary, Alberta, Canada, T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca



pwc

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended _December 31_, 20 _11_

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
067368   FINRA   DEC
JENNINGS CAPITAL (USA) INC
ATTN: NANCY PECK
308 4TH AVE SW STE2700
CALGARY ALBERTA T2P OH7
CANADA
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _2660.03_

   B. Less payment made with SIPC-6 filed (exclude interest) (_2016.65_)

   July 21, 2011
   Date Paid

   C. Less prior overpayment applied (_0_)

   D. Assessment balance due or (overpayment) _643.38_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _0_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _643.38_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _643.38_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jennings Capital (USA) Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the _22nd_ day of _February_, 20 _12_

Nancy Peck, FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period
beginning Jan 1 , 20 11
and ending Dec 31 , 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,064,013

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 0

2d. SIPC Net Operating Revenues $ 1,064,013

2e. General Assessment @ .0025 $ 2660.03

(to page 1, line 2.A.)

2



JENNINGS
CAPITAL
(USA) INC.

February 28, 2012

To Whom It May Concern:

Re: Form X-17A-5, Part III (n)

Jennings Capital (USA) Inc. reports there are no material inadequacies found to exist or found to have existed since December 31, 2010.

Yours truly,

Nancy Peck, FINOP
Jennings Capital (USA) Inc.



pwc

February 27, 2012

Report of Independent Auditors

To the Board of Directors of
Jennings Capital (USA) Inc.:

In planning and performing our audit of the financial statements of Jennings Capital (USA) Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, Chartered Accountants
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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

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